Exhibit 99.2

news

IMMEDIATE	29 July 2005

Royal & SunAlliance sells US Nonstandard Auto business

Royal & Sun Alliance Insurance Group plc today announces the sale of its speciality US Nonstandard Auto business, Viking Insurance, to Sentry Insurance a Mutual Company.

The consideration of approximately $200m will be payable in cash and will generate a post tax gain on disposal, on a US statutory basis, of around $155m. This represents a price of two times proforma book value.

As previously indicated, the net proceeds will be retained within the remaining US business in accordance with the approved Risk Based Capital (RBC) plan. The overall capital benefit of the disposal will be approximately $230m, which is estimated to increase the US statutory RBC ratio of the remaining US business from 1.9 at 30 June 2005 to 2.3 on a proforma basis.

This transaction will generate a post tax gain on disposal under IFRS of around $135m.

Andy Haste, Royal & SunAlliance Group CEO commented, “Today’s sale of Nonstandard Auto is in line with the plans and timetable we outlined in March. This disposal further reduces the Group’s exposure to the US, while providing the US operation with additional capital support.”

The transaction is subject to regulatory approval.

–ENDS–

For further information:

Analysts	Press	Press

Helen Pickford	Phil Wilson-Brown	Julius Duncan (Finsbury)

Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7215	Tel: +44 (0) 20 7251 3801

Notes to editors:

1.	On a US statutory basis, the net assets of Nonstandard Auto were $44m as at 31 December 2004 and $48m as at 30 June 2005.

2.	As at 31 December 2004, on an IFRS basis, net assets were $63m. For 2004, net written premiums were $395m and the operating result was $45m.

3.	Proforma book value has been calculated on a capital requirement of 40% times the 2004 net written premiums.

4.	As at 30 June 2005, on an IFRS basis, net assets were $69m and for the first six months of 2005 the operating result was $29m.

5.	On an IFRS basis, the proforma total assets of Nonstandard Auto were $332m as at 31 December 2005 and $341m as at 30 June 2005.

6.	This transaction includes all Royal & SunAlliance USA Nonstandard Auto business written by Viking Insurance Company of Wisconsin, Peak Property and Casualty Insurance Corporation, Viking County Mutual Insurance Company and Guaranty National Insurance Company.

7.	On 9 March 2005, Royal & SunAlliance USA filed a plan for the reorganisation of its Nonstandard Auto related legal entities with its domiciliary states, which was approved by the regulators on 23 May 2005.

8.	The transaction is subject to a number of normal conditions, and there is a completion accounting adjustment.

Important disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The specific forward looking statements cover, among other matters, the consideration, overall capital benefit, impact on the US statutory RBC ratio and post tax gain under IFRS. The sale is subject to the execution of definitive documents by the parties and regulatory approval. Royal & Sun Alliance Insurance Group plc does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.